Exhibit 99.5

NICE Opens Nominations for 2021 PSAPs’ Finest Awards
Honoring Emergency Communications Professionals

Recognizing exemplary contributions of front-line emergency communications professionals during challenging times, the awards program is open to all PSAPs

Hoboken, N.J., February 8, 2021 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2021 PSAPs' Finest Awards, an annual recognition program for emergency communications (ECC) professionals now in its sixteenth year. Awards are presented each year in the following categories: Lifetime Achievement, Communications Center Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year. For 2021, NICE is also adding an Above & Beyond award to acknowledge the exemplary contributions of front-line emergency communications professionals during these particularly challenging times.

Since its inception in 2006, the PSAPs' Finest Awards program has recognized hundreds of individuals who have dedicated their lives to serving others through public safety communications. The Program is open to all PSAPs, whether or not they are customers of NICE. An independent judging panel reviews and judges each nomination based on the individual’s or team’s specific contributions to their agency and broader community.

"This past year, in particular, has been a very challenging time, certainly for those on the front lines of emergency communications,” said Chris Wooten, Executive Vice President, NICE. "The ability to reach an emergency call-taker in a time of crisis, receive life-saving instructions, and know that help is on the way, is something we sometimes take for granted. We are thankful for the work of all emergency communication professionals around the world and pleased to recognize them through this program, especially through our new Above & Beyond Award.”

The PSAPs’ Finest Awards program is successful in large part due to its experienced judging panel, which draws upon the ECC community. This year’s panel of prestigious judges includes Tyrell T. Morris, Executive Director, Orleans Parish Communication District (New Orleans, LA); Elizabeth Nguyen, Communications Manager, Regina Police Service, (Canada); Deborah Wesolowski Gross, Police Communications Coordinator, Miami-Dade Police Department Communications & Technology Services Bureau (Doral, FL); Jason Liermann, Captain of Support Services, Sheboygan County Sheriff's Office (Sheboygan, WI); Christopher S. Mueller, Executive Director, Sangamon County (IL) ETSD; Renee Vande Voort, Assistant Director, Brown County Public Safety Communications (Green Bay, WI); Chris Jacobson, PSAP Manager, Southern Regional Communications Center, Minnesota State Patrol; Jacqueline Hobday, Emergency Manager 911, Aurora Police Department (Aurora, IL); Elora Forshee, Director, Sedgwick County Emergency Communications (Wichita, KS); Sheri Stevens, PSAP Manager Roseville, Minnesota State Patrol.

To submit a nomination for any of the PSAPs' Finest Awards categories or to read about previous winners, please visit the PSAPs' Finest website. Nominations can be submitted online through June 1, 2021.

Questions regarding the 2021 PSAPs' Finest Awards can be directed to PSInfo@NICE.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.